Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam,
British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarliving.com

NEWS RELEASE

Puerto Rico Elects New Governor

November 6th, 2024	Trading Symbol: TSX Venture Exchange: GRB US OTC Market: GEBRF

Scottsdale, Arizona, November 6th, 2024 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") is pleased to announce that Puerto Rico's current US Federal Resident Commissioner in Congress, Jenniffer Gonzalez Colón, has won yesterday's election to become the next Governor of Puerto Rico.  Luis Baco, JD, LLM, Chief Counsel for Greenbriar in Puerto Rico and the future President of Greenbriar in Puerto Rico states:

"With almost 90% of the vote counted, she defeated her closest opponent by nearly 10% of the votes cast. Gonzalez Colón ran on a platform that prioritized energy resilience and the reconstruction of Puerto Rico's obsolete power grid. Luis Baco, who is chief counsel to Greenbriar, is a longtime friend of the new Governor and served as Gonzalez Colon's Chief of Staff during her first term as the Federal Resident Commissioner." (The elected federal member in Puerto Rico for US House of Representatives.)

US Solar and Wind tax credits run for their full value until 2032 (at between 30 to 50% depending on location and content) and reduce to 26% up to 2035.  Tax credits for renewable energy have existed since 1997 and have repeatedly received over 80 to 90% bipartisan support from both parties.

Ms. Gonzalez is a life-long Republican with support of the new President-Elect.  Ms. Gonzalez and the new President-Elect have full voting determination on selecting and/or replacing members of the FOMB.

About Greenbriar Sustainable Living:

Greenbriar is a developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued sustainable assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeffrey Ciachurski"

Jeffrey J. Ciachurski

Chief Executive Officer and Director

Ph.: +1 (949) 903-5906

"Greenbriar Sustainable Living Inc. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trademark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Market conditions could alter the projects of Greenbriar and such potential events like bad credit markets, worldwide economic depression, unforeseen regulatory hurdles or acts of God, could inhibit or prevent some or all of the Greenbriar projects from materializing or completing.

This news release includes "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, statements with respect to this release. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions and includes the negatives thereof. Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic, and competitive uncertainties, risks and contingencies. These include assumptions regarding, among other things: general business and economic conditions. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include those described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A (a copy of which is available under the Company's SEDAR profile at www.sedarplus.ca). The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

"Greenbriar Sustainable Living Inc. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trademark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF